UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aware, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05453N100
(CUSIP Number)

Privet Fund Management LLC
Attn: Ryan Levenson
3280 Peachtree Road NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05453N100	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,226
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,226
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,226
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 05453N100	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 733,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 733,611
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,611
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05453N100	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 55,803
	8	SHARED VOTING POWER 782,226
	9	SOLE DISPOSITIVE POWER 55,803
	10	SHARED DISPOSITIVE POWER 782,226
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,029
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 05453N100	Page 5 of 8 Pages

Item 1.          Security and Issuer.

The class of securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Aware, Inc., a Massachusetts corporation (the “Corporation”).  The address of the Corporation’s principal executive offices is 40 Middlesex Turnpike, Bedford, Massachusetts 01730.

Item 2.          Identity and Background.

(a)           This statement is being filed by (i) Privet Fund Management LLC, a Delaware limited liability company, (ii) Privet Fund LP, a Delaware limited partnership and (iii) Ryan Levenson (“Mr. Levenson”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

Mr. Levenson is the sole managing member of Privet Fund Management LLC, which is the general partner and investment manager of Privet Fund LP.

(b)           The address of the principal offices of Privet Fund Management LLC and Privet Fund LP is 3280 Peachtree Road NE, Suite 2670, Atlanta, GA 30305. The business address of Mr. Levenson is 3280 Peachtree Road NE, Suite 2670, Atlanta, GA 30305.

(c)           The principal business of Privet Fund Management LLC is providing administrative and management services to Privet Fund LP. The principal business of Privet Fund LP is that of private funds engaged in investment in securities for their own account. The principal occupation or employment of Mr. Levenson is manager of Privet Fund Management LLC.

(d)           During the last 5 years, none of Privet Fund Management LLC, Privet Fund LP or Mr. Levenson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last 5 years, none of Privet Fund Management LLC, Privet Fund LP or Mr. Levenson has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Levenson is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The purchase price of the 48,615 shares of Common Stock held by Privet Fund Management LLC is approximately $149,669, which was funded with assets under separately managed accounts with Privet Fund Management LLC. The purchase price of the 733,611 shares of Common Stock held by Privet Fund LP is approximately $2,353,465, which was funded with partnership funds of Privet Fund LP. The purchase price of the 55,803 shares of Common Stock held by Mr. Levenson is approximately $175,271, which was funded with Mr. Levenson’s personal assets.  All purchase prices include brokerage commissions. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

SCHEDULE 13D

CUSIP No. 05453N100	Page 6 of 8 Pages

Item 4.          Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock for investment.  The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.  Specifically, the Reporting Persons believe the shares are materially undervalued by the market, especially relative to a reasonable valuation of the sum of the Corporation’s component parts.

Moreover, the Reporting Persons believe the significant market price discount associated with the Common Stock is a result of the Corporation’s poor corporate disclosure, dearth of shareholder communications and absence of cogent business strategy.  In this vein, by letter dated December 12, 2011, the Reporting Persons conveyed their view of these issues to the Corporation’s board of directors.  A copy of the board letter is attached as Exhibit 99.1 hereto.

By letter dated December 22, 2011, the Corporation responded to the Reporting Persons’ December 12, 2011 letter.  A copy of the Corporation’s response letter is attached as Exhibit 99.2 hereto.  Finding the Corporation’s response lacking, the Reporting Persons offered their response by letter of January 31, 2012.  A copy of the Reporting Persons’ response letter is attached as Exhibit 99.3 hereto.

Except as set forth herein, including the exhibits hereto, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)           the acquisition by any person of additional securities or the disposition of securities of the Corporation;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;

(d)           any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)           any material change in the present capitalization or dividend policy of the Corporation;

SCHEDULE 13D

CUSIP No. 05453N100	Page 7 of 8 Pages

(f)           any other material change in the Corporation’s business or corporate structure, changes in the Corporation’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;

(g)           causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)           a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)           any action similar to any of those enumerated above.

The Reporting Persons may in the future take such actions with respect to their investment in the Common Stock as they deem appropriate, including, without limitation, increasing or decreasing their investment in the Common Stock or otherwise changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.          Interest in Securities of the Issuer.

(a)  As of the date of this filing, the Reporting Persons beneficially own an aggregate 838,029 shares of Common Stock (the “Shares”), or approximately 4.1% of the outstanding Common Stock of the Corporation. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended September 30, 2011, which reported that 20,582,906 shares of Common Stock were outstanding as of October 21, 2011.

(b)  Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Ryan Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet Fund LP, and Mr. Levenson may be deemed to hold shared voting and dispositive power with respect to the Shares held by Privet Fund Management LLC.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth herein.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)  Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

SCHEDULE 13D

CUSIP No. 05453N100	Page 8 of 8 Pages

(d)  The Shares beneficially owned by Privet Fund Management LLC include Shares held in a separately managed account pursuant to which the account owner has delegated all voting and dispositive power to Privet Fund Management LLC. To the best knowledge of the Reporting Persons, no person other than the account owner is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Joint Filing Agreement filed as Exhibit 99.4 hereto, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation.

Item 7.          Materials to be Filed as Exhibits.

Exhibit 99.1	Board Letter dated December 12, 2011.

Exhibit 99.2	Corporation’s Response Letter dated December 22, 2011.

Exhibit 99.3	Reporting Persons’ Response Letter dated January 31, 2012.

Exhibit 99.4	Joint Filing Agreement dated February 1, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2012	PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

SCHEDULE 1

Shares Acquired or Sold by Privet Fund Management, LLC in the Last 60 Days1
	Nature of
	Transaction	Number of
Date	(Purchase/Sale)	Shares	Price per Share2	Total Cost3
11/30/2011	Purchase	100	$3.08	$317.99
11/30/2011	Purchase	500	$3.08	$1,539.10
11/30/2011	Purchase	230	$3.08	$707.50
11/30/2011	Purchase	520	$3.10	$1,621.94
11/30/2011	Purchase	500	$3.13	$1,574.94
12/1/2011	Purchase	6,385	$3.10	$19,803.49
12/2/2011	Purchase	6,400	$3.11	$19,913.99
12/2/2011	Purchase	1,989	$3.00	$5,976.99
12/5/2011	Purchase	6,791	$3.05	$20,712.55
12/7/2011	Purchase	4,300	$3.11	$13,373.00
12/7/2011	Purchase	3,100	$3.10	$9,610.00
12/7/2011	Purchase	200	$3.10	$619.98
12/7/2011	Purchase	1,700	$3.06	$5,200.30
12/8/2011	Purchase	1,100	$3.10	$3,408.90
12/8/2011	Purchase	1,000	$3.10	$3,099.00
12/8/2011	Purchase	1,000	$3.10	$3,099.00
12/8/2011	Purchase	3,700	$3.00	$11,100.00
12/8/2011	Purchase	200	$2.95	$590.00
12/9/2011	Purchase	300	$3.09	$926.70
12/9/2011	Purchase	200	$3.08	$615.80
12/9/2011	Purchase	500	$3.07	$1,534.50
12/9/2011	Purchase	175	$3.10	$542.41
12/9/2011	Purchase	825	$3.09	$2,546.53
12/9/2011	Purchase	1,000	$3.05	$3,050.00
12/9/2011	Purchase	900	$3.08	$2,772.00
12/9/2011	Purchase	100	$3.08	$307.90
12/12/2011	Purchase	1,000	$3.11	$3,109.90
12/12/2011	Purchase	1,000	$3.12	$3,116.00
12/12/2011	Purchase	100	$3.07	$306.99
12/13/2011	Purchase	680	$3.05	$2,073.93
12/13/2011	Purchase	320	$3.05	$974.98
12/13/2011	Purchase	100	$3.11	$311.00
12/13/2011	Purchase	1,000	$3.05	$3,050.00
12/14/2011	Purchase	700	$3.09	$2,162.02
Total		48,615		$149,669.33
1Unless otherwise indicated, all transactions were effected on the open market.

2Not including any brokerage fees.

3Including brokerage fees.

SCHEDULE 1 (continued)

Shares Acquired or Sold by Privet Fund, LP in the Last 60 Days1
	Nature of
	Transaction	Number of
Date	(Purchase/Sale)	Shares	Price per Share2	Total Cost3
12/22/2011	Purchase	3,300	$3.06	$10,158.44
12/27/2011	Purchase	3,500	$3.07	$10,789.90
12/28/2011	Purchase	1,600	$2.98	$4,793.96
12/29/2011	Purchase	1,100	$2.93	$3,241.75
12/30/2011	Purchase	5,100	$2.87	$14,725.13
1/3/2012	Purchase	5,700	$2.85	$16,296.74
1/4/2012	Purchase	5,700	$2.88	$16,505.93
1/5/2012	Purchase	2,900	$2.93	$8,530.13
Total		28,900		$85,041.98
1Unless otherwise indicated, all transactions were effected on the open market.

2Not including any brokerage fees.

3Including brokerage fees.

Shares Acquired or Sold by Ryan Levenson in the Last 60 Days1
	Nature of
	Transaction	Number of
Date	(Purchase/Sale)	Shares	Price per Share2	Total Cost3
1/5/2012	Sale	(5,000)	$3.0000	$(14,991.76)
Total		(5,000)		$(14,991.76)
1Unless otherwise indicated, all transactions were effected on the open market.

2Not including any brokerage fees.

3Including brokerage fees.